January 29, 2009 (amended March 13, 2009)

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Via EDGAR, facsimile (202.942.9533) and email (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for the Quarter Ended March 31, 2008

Filed May 9, 2008

File No. 000-20260

Dear Mr. Rosenberg:

We have reviewed the staff comments dated October 31, 2008 on our above-noted filings and we have responded to the comments (designated by italics below) by providing our detailed explanations.

As requested, we have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

**************************************************

Form 10-K for the Year Ended December 31, 2007

General

1.	Please confirm that you will provide in your future filings the same level of information as you have provided in your response to comments six and eight.

We confirm that we will provide in future filings the same level of information provided in our response to comments six and eight in your previous letter dated July 25, 2008.

Item 1. Business, page 2

2.

We have considered your descriptions of your segments and on balance believe they could be improved to more clearly and explicitly describe the nature of the service the Company provides. For example, it appears that the Facility Centers Division is not itself a provider network, but a Division that provides business and management services to a provider network. Please revise to include disclosure that more clearly and explicitly:

a.	States, if true, that the Fertility Center Division provides business and management services to a provider network, but does not provide and is not responsible for providing patient medical services;
b.	States whether the Consumer Services Division provides or is responsible for providing patient medical services;
c.	States whether the Shared Risk Refund program represents a financing program or the provision of patient medical services by the Company;
d.	Explains how the Shared Risk Refund and financing programs “make the treatment process easier ... for patients”; and
e.

States whether the Vein Clinics Division provides “business and management services” as your disclosure indicates or whether it provides patient medical services as the disclosure indicating that you consolidate all vein clinics might suggest.

We will improve and include the type of disclosures stated above in future filings, as follows:

a.	The Fertility Center Division provides business and management services to our provider network and is not a provider nor responsible for the provision of medical care
b.	The Consumer Services Division does not provide, nor is it responsible for providing medical services
c.	The Shared Risk Refund Program is an offer of packaged pricing with the potential for a refund and does not provide patient care
d.	Appropriate wording will be developed to explain how the process is made easier, along the lines of:

The division’s Attain IVF program does not provide patient medical treatment but serves as a patient recruitment vehicle which is designed to make the treatment process easier for patients. The Attain IVF program achieves this objective by offering the following services:

Patient recruitment via internet web portals and search engines; in-clinic educational materials; in-clinic contact with fertility experts and on-line contact with patient service specialists.

Educating patients as to the benefits of various treatment options offered by its network of contracted medical providers which have been tailored to appeal to patients at various stages of their reproductive lives and with various medical conditions.

Explaining the financial costs and patient responsibilities of the various treatment plans.

Educating patients as to the various financing options offered by the program and helping to arrange third-party financing of treatment cycles when requested.

Coordinating an initial medical assessment required for entry into the program.

Coordinating treatment with an Affiliated medical provider.

Patients enrolling in the Attain IVF program can select from various treatment and financing options which are designed to appeal to patients at different stages of their reproductive lives and with different financial needs and resources.

e.

The Vein Clinics Division of the Company provides business and management services to a network of vein treatment clinics and is not responsible for the provision of medical care. However, since we are required to consolidate the vein clinics under FIN 46R, as discussed below, the segment of our business called Vein Clinics Division does include revenues from patient care in the financial statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Consolidation, page F-7

3.

Please provide your analysis demonstrating why you are not required to consolidate the fertility medical practices under FIN 46R (why you are not the primary beneficiary) and why you are required to consolidate the vein clinics. Please reference authoritative literature in your response. Also, direct us to disclosure in the business section or elsewhere disclosing the terms of your arrangements.

We have evaluated the requirements of FIN 46R for both our fertility medical practice and our vein clinic practice. We concluded that the fertility medical practice did not meet the requirements for consolidation under FIN46R as we are not the primary beneficiary of these entities. We concluded that the vein clinics should be consolidated under FIN 46R as we are both the primary beneficiary and obligor of those practices. The discussion of each practice is below:

We have applied paragraph 5 of FIN 46(R) to the fertility medical practices as follows:

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exists:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

Condition does not exist. All of the equity interests are owned by the physicians of the fertility medical practices and are sufficient to permit the entity to finance its activities.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)  The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Condition does not exist. The physicians have the direct ability to make decisions about the entity’s activities.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Condition does not exist. The physicians absorb all losses of the entity. IntegraMed has no obligation to absorb losses.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Condition does not exist. The physicians will receive all residual returns of the entity. IntegraMed will not receive any residual interest of the entity.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

This condition does not exist.

As a result of the above, we do not consolidate the fertility medical practices.

We have also applied paragraph 5 of FIN 46(R) to the vein clinic practices as follows:

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exists:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

Condition is met as all of the investment in a vein clinic practice is made by IntegraMed.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)

The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Condition is met as the voting rights for decisions about the vein clinic’s activities are controlled through a nominee shareholder, also referred to as a “friendly” physician. A friendly physician is one whose voting will reflect the desires of IntegraMed.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Condition is met as only IntegraMed has the obligation to absorb losses.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Condition is met as only IntegraMed has the right to receive the residual returns of the entity.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected loses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Condition is met as IntegraMed controls the vein clinic medical practice through a nominee shareholder, voting according to the desires of IntegraMed, and is the primary beneficiary of the results of operations of the medical practice.

As a result of the above, we consolidate the vein clinic practices.

We describe our arrangements in our Annual Report on Form 10-K under the headings “Overview of our Business Strategy for the Fertility Centers Division” and “An Overview of Our Business Strategy for the Vein Clinics Division”. In future filings we will further enhance the disclosure regarding the terms of our arrangements along the following lines

.

“We report the results of our clinic operations in accordance with FASB Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities” (“VIE’s”). Since we do not have a controlling financial interest in any of the fertility medical practices to which we provide services, we do not consolidate their results. We do have a controlling financial interest in the operations of each of the vein clinics and therefore consolidate the results of those clinic operations. Accordingly, we report the revenue for patient services only from the vein clinic segment,”

Revenue Recognition

Consumer Services – Shared Risk Refund Program, page F-8

4.

Your disclosure indicates that the Company does not consolidate fertility centers and suggests that the Company does not provide and is not responsible for providing the patient medical services performed at the fertility centers. If true, it appears that the Shared Risk Refund program may represent a guarantee of another entity’s performance rather than a guarantee of the Company’s performance. Please tell us if our understanding is correct. In your response, please analyze for us whether the Shared Risk Refund program represents a guarantee within the scope of FIN 45.

As discussed below, IntegraMed is the sole contractual party in the arrangement with the patient. Accordingly, the refund provision of the Shared Risk program is a risk borne by the Company and not another entity. We believe the Shared Risk Refund program is exempted from FIN 45 as per paragraph 6 (f), it can be viewed as a guarantee that prevents the guarantor from being able to account for the transaction as a sale, and as per paragraph 7 (b) the Shared Risk Refund contract can also be viewed as a product or service warranty.

5.

Please analyze for us whether the amounts received by the Company from the patient and the amounts paid by the Company to the fertility center under the Shared Risk Program qualify for gross or net reporting under EITF 99-19. In your response, please analyze each of the EITF 99-19 factors.

The full amount of the contract price is received by the Company from patients. The Company contracts with a fertility clinic to provide medical services to the patient after we have performed our analyses (see question 6 below). The amounts paid by the Company to fertility centers qualifies for gross reporting under EITF 99-19 as we analyze each of the EITF 99-19 factors below:

Indicators of gross reporting:

The Company is the primary obligor in the arrangement- the condition is met as the contractual relationship is with IntegeMed and the risk/rewards of the procedures are the responsibility of IntegraMed

The Company has general inventory risk- condition is not applicable

The Company has latitude in establishing the price- condition is met as the Company solely determines the price charged under the Shared Risk Refund program

The Company has discretion in supplier selection- condition is met as the service could be performed at any number of clinics that have been credentialed by IntegraMed, as agreed between the patient and IntegraMed,

The Company has risk of inventory loss- condition is not applicable

The Company has credit risk- condition is met as the patient contracts with IntegraMed. Although the services are paid up front, the refundable portion is the responsibility of IntegraMed

Indicators of net reporting:

The amount the Company earns per transaction is not fixed- condition is not met as the price of the services vary and are in the discretion of the Company

The supplier is the primary obligor in the transaction- condition is not met as the supplier is not a party to the transaction with the patient,

The supplier has the credit risk- condition is not met as patient payments and refunds are made by the Company.

The Company does not meet any of the conditions of “net reporting” and meets all of the applicable conditions of “gross reporting” and accordingly we report on the gross method.

6.

If the Company provides or is responsible for providing patient medical services, it is unclear to us why it is appropriate to recognize the 30% of the patient payment upon completion of the first treatment cycle. Your response asserts that 30% of the patient payment is earned upon completion of the first treatment cycle because remaining services after that point are minor. This assertion appears to be inconsistent with the Company’s disclosure about the Shared Risk Refund Program on page 5 of its Form 10-K for the year ended December 31, 2007, which appears to indicate that the Company’s obligation to provide cycles of treatment continues, absent termination, until the earlier of delivering a baby or completing the sixth treatment cycle. Please help us understand this apparent inconsistency. In your response, please tell us the consideration you gave to recognizing the 30% of the patient payment using a proportional performance method beginning on the date the 30% of the patient payment becomes fixed and determinable. In addition, please describe the contract termination rights and help us understand how the proportional performance method, if considered, would account for termination by either the patient or the Company. If you did not consider the proportional performance method, please tell us why you do not believe it to be appropriate in your circumstances.

There are many services the Company performs for a Shared Risk patient and therefore we have evaluated revenue recognition from a service revenue recognition view. The Shared Risk Refund contract of a patient may be canceled at anytime either by the Company or the patient for any reason. If the cancellation occurs prior to the first cycle, a full refund is made. If the contract is cancelled any time after the first cycle, the 70% is refunded.

We considered whether we should follow a proportional performance or completed performance methodology in determining the appropriate revenue recognition technique. We considered the following criteria to determine if the program should be accounted for under the completed performance model:

a.

If the Company fails to “perform the final act” the customer would need to start over vs. pick up where left off – condition not met as the development of a treatment plan and evaluation of test and diagnostic results would not be required to be completed again.

b.

Payment terms indicate that no payment is due until the final act is performed – condition not met as the payment of the entire contract amount is received up-front and 30% of such amount is non-refundable regardless of the outcome

c.

The final act is significantly different then the other acts – condition is met as the five fertility cycles differs from the first service deliverable, as described below), however the first service deliverable does inlcued one fertility cycle.

d.

Contract only specifies the final act, and that the other acts at performed at IntegraMed’s discretion – condition not met as the contract specifies that the treatment plan and the six fertilitization cycles will be performed.

e.

There is significant uncertainty as to whether the Company can complete all of the acts in the arrangement – condition not met as the completion of both service deliverables are within the control of the Company.

We have concluded that the program does not meet the criteria for revenue recognition using the completed performance method. In considering the separability criteria of EITF 00-21, we have concluded that the program does meet the criteria for revenue recognition under the proportional performance method. In making such decision we determined that there are two distinct acts to the program, both of which are clearly defined, substantive and have value on a standalone basis (see further discussion below) and they are as follows:

First service deliverable- Subsequent to the selling, general and administrative steps to securing a contract with a patient of a fertility clinic, we enter the enrollment of the patient into our tracking and monitoring database and authorize one cycle of treatment to the fertility clinic. The process of being accepted into the program requires the practice to be credentialed by IntegraMed and requires a recommendation of the physician (after review of the medical tests and diagnostic results).The physician’s plan of treatment is also reviewed at this time. We then monitor the type of medication to be used for the stimulation of the patient’s ovaries for the production of eggs for fertilization. After the medication course is completed the follicle stimulation hormone score is monitored. It is at this point the medical procedure performed by the clinic for the retrieval of eggs is monitored as to quality of eggs and the decision for the number of days of incubation. The embryology services are monitored and the choice of method of fertilization is made. After the three to five day incubation period, the transfer of the fertilized egg (or eggs), now an embryo, is monitored and the decision is made by the physicians to freeze any remaining untransfered embryos for future frozen embryo transfers. Subsequent to the first treatment cycle, a blood test is ordered two weeks after the transfer, to determine if there is a chemical pregnancy. Four weeks later we monitor the obstetric ultrasound test to determine if there is a fetal heartbeat (the definition of a pregnancy as per the contract).

Second service deliverable- If a pregnancy does not occur at the end of the first service deliverable, we move to the second service deliverable- our case management nurses consult with the physician to determine if the patient is a candidate for continued treatment. If that is determined, another cycle is authorized as the second service deliverable includes all of the remaining cycles required for the pregnancy or the refund if there is a termination of the contract.

Consideration of the value of each deliverable:

The first deliverable has value to the patient and would be equal development of a multiple treatment plan and the delivery of a single cycle fee for service of the fertility clinic, as evidenced by the fact that those patients seeking assisted reproductive services but not participating in the Shared Risk program pay for these services ala-carte. A non-Shared Risk patient will pay in the $10,000 to $12,000 range for services identical to our first service deliverable. Similarly, a non-shared risk patient will pay $22,000 for services identical to our second deliverable, as follows:

Frozen embryo transfer #1	$1,500
Fresh embryo transfer #2	9,000
Frozen embryo transfer #2	1,500
Fresh embryo transfer #3	8,500
Frozen embryo transfer #3	1,500
22,000

On a relative basis, the first service deliverable of $10,000 would represent 31% of the total $32,000 value of the contract.

Also, there is no “right of return” for service deliverable one as the contract states the 30% of the shared risk payment becomes non-refundable after the first cycle. Some patients who choose to discontinue the program or go to another medical practice after the first cycle. They would have received value of about 30% of what would be spent for a complete program like the shared risk program.

Even though up to six cycles of treatment are available, historically a patient will undergo 1.85 cycles. As a result, cycle one represents slightly more than half of our efforts under a contract. If the patient has the full six cycles of treatment, the proportional level of effort of the first cycle is 31% as demonstrated above. We believe the recognition of the 30% of the contract as revenue is appropriate after the completion of the first cycle as (a) that portion of the fee has become fixed and determinable, (b) the patient has acquired economic substance separate from the seller, (c) we have no obligations for future service relating to the first deliverable, and (d) the amount of the refunds can be reasonably predicted. Further we believe the 30% is reasonably approximate to the relative fair value of the first of the two deliverables, and is less than the proportional level of effort expended in a typical (receiving 1.85 cycles) patient contract.

As to the second deliverable, if there is a heartbeat, a pregnancy outcome is determined and the balance of the contract fee is earned and recognized. The amount becomes non-refundable after the heartbeat, however a pregnancy loss reserve is established for potential miscarriages. See question 7 for further discussion.

7.	It appears that the Company’s contractual right to 70% of the patient payment is dependent upon delivery of a baby and not pregnancy.

Accordingly, it does not appear that 70% of the patient payment is fixed and determinable prior to the delivery of the baby. Please tell us whether our understanding is correct. If our understanding is correct, please help us understand why you believe it is appropriate to recognize 70% of the patient payment prior to the date it becomes fixed and determinable. In this regard, we note that the limited exception described in SAB Topic 13.A.4.a permitting recognition of a fee prior to it becoming fixed and determinable would not appear to support the Company’s contingent solely on the customer’s cancellation privileges, but is also contingent on the delivery of a baby. That is, 70% of the patient payment does not become fixed and determinable until the earlier of the expiration of the customer’s cancellation privilege or the delivery of a baby.

Upon the occurrence of the fetal heartbeat, the Company has completed it’s services under the contract, and the patient care is transferred out of the fertility clinic and into the care of an obstetrics physician. We are able to recognize the 70% of the fee prior to delivery of a baby as we are able to accurately reserve for future costs if the pregnancy is lost.

The analogy to the exception in 13A.4 relates to the recognition of revenue that is fixed and determinable (due to a pregnancy) for which we are to reserve for future services due to pregnancy loss. The situation of a patient awaiting the outcome of the pregnancy and still having the right cancellation would not be possible as a pregnant patient would not be in a position to cancel. If the pregnancy is lost and the patient wants to cancel, that situation would be covered by the pregnancy loss reserve.

Specifically, we meet each of the criteria outlined in SAB Topic 13A4-

1.	The estimates of pregnancy loss and refunds are being made for a large pool of homogeneous items
2.	Reasonable estimates of expected refunds can be made on a timely basis
3.	There is sufficient Company specific historical data upon which to estimate the refunds and the Company believes such historical experience is predictive of future events
4.	The amount of the fee specified in the agreement is fixed, other than the customer’s right to request a refund.

The Company developed the factors for estimating pregnancy loss and established a reserve for estimated refunds due to pregnancy loss. This reserve is maintained based on historical averages of pregnancy loss among our large population of homogeneous patients applied to revenue recorded within the applicable periods. The reserve rate, which has been developed from our experience over the last eight years, is lower than the pregnancy loss rate as most patients go on to additional treatment and a substantial portion of them become successful in delivering a baby. The Company has not had any significant variations between actual and estimated amounts of the refunds and believes it would be a remote possibility for a material adjustment to previously recorded revenue be required.

Research has proven pregnant patients are a homogenous group as there is no meaningful statistical significance between the pregnancy loss rate among similar age groups of assisted reproductive technique patients and the general population who became pregnant without assistance. Further, assisted reproductive technique patients are a homogenous group, (a) no matter what the original diagnosis happens to be and (b) no matter how the service is paid for (a package treatment plan like shared risk or paying for treatment one event at a time).

8.

Disclose that at the time of completion of the first cycle of treatment, by contract, 30% of the patient payment becomes non-refundable or direct us to where this is disclosed. Disclose in the business section all material terms, including refund rights and termination provisions, of the Shared Risk Refund Program.

We will disclose all material terms of the Shared Risk Refund Program, including refund rights and termination provisions.

Note 4 – Significant Service Contracts, page F-14

9.	Revise your disclosure proposed in response to comment four to disclose the limit imposed by the contract with respect to revenues earned based on a percentage of center’s earnings.

We will make such disclosure in future filings along the following lines.

‘Under all of our fertility Partner agreements, we receive as compensation for our services a three-part fee comprised of: (i) a tiered percentage of the fertility centers net revenues, (ii) reimbursed costs of services (costs incurred in servicing a fertility center and any costs paid on behalf of the fertility center) and (iii) a either a fixed percentage ranging from 10% to 20%, or a fixed dollar amount (limited to $644,000, $1,351,000 and $1,865,000 at our three fertility centers) of the fertility centers earnings after services fees, which may be subject to further limits. All revenues from Partner contracts are recorded in the period services are rendered. Direct costs incurred by us in performing our services and costs incurred on behalf of the medical practices are reported as costs of services. Revenue and costs are recognized in the same period in which the related services have been performed.”

Note 7 – Acquisition of Vein Clinics of America, Inc. page F-15

10.

Refer to your response to comment five and tell us why you did not attribute any value to patient relationships. In your explanation, discuss how you accounted for the relationships with patients that came in recurrently or were undergoing an existing treatment plan.

Patient relationships are short duration and would not last as much as a year unless additional procedures are warranted. Each visit to a vein clinic is distinct with treatment completed at time of service. While we have embedded in our billing and medical contact information for former patients, we do not maintain a database of them. Patients come for a specific problem, are treated and released. There would need to be significant additional sales effort to convert former patients to new patients and most importantly there would need to be a medical need by the patient and attested to by the examining physician. As our patients generally have services performed and then end the patient relationship, we did not believe it would be appropriate to value such relationships as identifiable intangible assets.

Note 13 – Income Taxes, page F21

11.

It is still unclear from your response to comment seven the uncertainties that existed prior to December 31, 2006. Please explain why the valuation allowance was released over three years, commencing in 2004, rather than fully in 2004. Confirm that you will provide a similar level of discussion in your future filings.

The uncertainties that existed prior to December 31, 2006 related to our ability to generate sufficient taxable income to fully utilize our net operating loss carry-forward deductions. The utilization of the NOL was further complicated by a Section 382 of the tax code limitation as a result of a change in control from ten years earlier. While in one year we could generate significant taxable earnings, our ability to utilize our NOL was capped by the Section 382 limit leaving NOLs to be realized by future taxable income. Each year future projected taxable earnings were evaluated and as it became more likely than notthat a certain amount of NOLs would be utilized we released that part of the allowance. When it became clear that projections of taxable income would be more likely than not sufficient to utilize the remaining NOLs, we released the balance of the valuation allowance. At no time prior to the final release did we believe the realization of all the remaining NOL was more likely than not going to occur.

Exhibit 31

12.

Please refer to prior comment nine. Since exhibits 31.1 and 31.2 included in your Form 10-K are specific to the period ended December 31, 2007, which is not covered by the subsequent certifications, please amend your certifications.

We will amend our filing related to exhibits 31.1 and 31.2 for the Form 10-K for the year ended December 31, 2007.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments. Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,
/s/John Hlywak, Jr. ----------------------- John W. Hlywak, Jr. Executive Vice President and Chief Financial Officer

cc: Kei Ino, Securities and Exchange Commission

cc: Lisa Vanjoske, Securities and Exchange Commission

cc: Todd Hardiman, Securities and Exchange Commission

cc: Wayne Carnall, Securities and Exchange Commission

cc: Jay Higham, President and CEO

cc: John Pennett, Amper, Politziner & Mattia

cc: Steven Khadavi, Dorsey & Whitney